EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Nine Months Ended		Year Ended
	September 30		December 31
	2005	2004	2004	2003	2002	2001	2000
Income from continuing
operations	$4,124	$1,832	$2,606	$1,601	$1,181	$1,182	$1,559
Add:
Minority interest (a)	44	59	75	62	77	143	185
Adjusted income from
equity investments (b)	(41)	(5)	(6)	69	308	89	31
	4,127	1,886	2,675	1,732	1,566	1,414	1,775
Add:
Provision for taxes on
income (other than
foreign oil and gas taxes)	312	708	982	682	(41)	172	871
Interest and debt expense (c)	239	199	266	335	309	411	540
Portion of lease rentals
representative of the
interest factor	26	28	40	8	6	7	6
	577	935	1,288	1,025	274	590	1,417
Earnings before fixed charges	$4,704	$2,821	$3,963	$2,757	$1,840	$2,004	$3,192
Fixed charges
Interest and debt expense
including capitalized
interest (c)	$257	$205	$281	$341	$321	$417	$543
Portion of lease rentals
representative of the
interest factor	26	28	40	8	6	7	6
Total fixed charges	$283	$233	$321	$349	$327	$424	$549

Ratio of earnings to fixed charges	16.62	12.11	12.35	7.90	5.63	4.73	5.81
(a)	Represents minority interests in net income of majority-owned subsidiaries and partnerships having fixed charges.
(b)	Represents income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(c)	Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.